FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

October 20, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

LUMINA COPPER CORP.

#1550 - 625 Howe Street

Vancouver, BC   V6C 2T6

Item 2.

Date of Material Change

October 20, 2004

Item 3.

Press Release

A News Release dated October 20, 2004 was issued in Vancouver, BC, and disseminated through CCN Matthews.

Item 4.

Summary of Material Change

Lumina announces that it has received excellent drill results that continue to significantly expand the zone of copper mineralization at the Company's Regalito copper project in Central Chile.  New results from the program comprise 20 reverse circulation ("RC") and 6 core ("DD") holes.

Item 5.

Full Description of Material Change

The highlights of the current results include RG 04-62 that returned 252 meters grading 0.64% copper of which 85% was leachable, including 118 meters grading 1% copper of which 87% was leachable; and hole RG 04-68 that returned 348 meters grading 0.48% copper of which 87% was leachable, including 122 meters grading 0.70% copper of which 93% is leachable.

The results have extended the zone of mineralization to the southwest, south and southeast and further confirmed the existence of a higher-grade near surface zone of mineralization that will form the basis of a large starter pit. Six step-out holes to the north of the topographic ridge confirm that highly leachable copper mineralization occurs near surface but is generally deeper and less continuous along this margin of the deposit.

The attached table shows the holes drilled to date by Lumina and the latest drill results.

The current phase of the drilling program comprising approximately 30,000 meters of drilling in 112 RC and DD holes will be completed by the end of the month.  An updated mineral resource calculation has been initiated and metallurgical test work continues to advance with a column leach test program underway.  Vector Engineering, with extensive experience in leaching operations, is completing preliminary layouts of mine and plant facilities.

A technical report, prepared by AMEC on December 12, 2003, provides an Independent Qualified Person's Review of the previous exploration work and mineral resource estimates carried out on Regalito.  This report can be viewed both on Lumina's website at www.luminacopper.com and on SEDAR at www.sedar.com.

Drill Hole	From	To	Length	Cu	Leachability1
	metres	metres	Metres	%
RG 04-27 (DD)	88.00	354.00	266.00	0.26	63%
Significance	Thick intersections of leachable copper.
RG 04-43 (DD)	246.00	262.00	16.00	0.32	94%
Significance	Highly leachable mineralization down-dropped in 100m step out hole to the northwest.
RG 04-45 (DD)	0.00	270.00	270.00	No significant values
RG 04-46 (DD)	110.00	430.00	320.00	0.39	32%
incl.	110.00	278.00	168.00	0.46	31%
Significance	Thick intersection of mineralization in 200m step out hole to the southeast.
RG 04-47 (RC)	38.00	252.00	214.00	0.28	81%
Significance	Thick intersections of leachable copper in the western part of the deposit.
RG 04-52 (RC)	90.00	168.00	78.00	0.32	93%
Significance	Intersection of highly leachable copper in the western part of the deposit.
RG 04-53 (DD)	106.00	260.00	154.00	0.26	89%
Significance	Thick intersections of leachable copper in the western part of the deposit.
RG 04-54 (RC)	8.00	162.00	154.00	0.47	90%
Significance	Continuous thick intercepts of near surface leachable copper in central part of the deposit.
RG 04-55 (RC)	2.00	80.00	78.00	0.54	93%
Significance	Intersection of near surface leachable copper in central part of the deposit. Hole abandoned due to groundwater in the hole.
RG 04-57 (DD)	142.00	482.00	340.00	0.45	70%
incl.	160.00	200.00	40.00	0.64	92%
	382.00	482.00	100.00	0.64	52%
	432.00	482.00	50.00	0.86	43%
Significance	Continuous thick intersection of copper mineralization in 200m step out to the southeast.
RG 04-60 (RC)	154.00	462.00	308.00	0.43	pending
incl.	254.00	438.00	184.00	0.54	pending
Significance	Continuous thick intersection of copper mineralization in the eastern part of the deposit.
RG 04-62 (RC)	112.00	364.00	252.00	0.65	85%
	212.00	330.00	118.00	1.00	87%
Significance	Continuous thick intersection of higher grade, leachable copper mineralization in the eastern part of the deposit, expanding the higher grade central zone.
RG 04-63 (RC)	76.00	210.00	134.00	0.39	57%
incl.	170.00	210.00	40.00	0.57	68%
Significance	Continuous thick intersection of copper mineralization in 200m step out to the south.
RG 04-65 (RC)	4.00	280.00	276.00	0.44	92%
incl.	4.00	136.00	132.00	0.59	98%
Significance	Continuous thick intercepts of near surface leachable copper in the central part of the deposit, expanding the starter pit zone to the west.
RG 04-66 (RC)	6.00	290.00	284.00	0.45	89%
incl.	6.00	162.00	156.00	0.61	94%
Significance	Continuous thick intercepts of near surface leachable copper in central part of the deposit.
RG 04-67 (RC)	62.00	202.00	140.00	0.33	97%
Significance	Thick intersection of highly leachable copper mineralization in 100m step out to the west.
RG 04-68 (RC)	16.00	364.00	348.00	0.48	87%
incl.	16.00	138.00	122.00	0.70	93%
Significance	Continuous thick intercepts of near surface leachable copper in the central part of the deposit, expanding the starter pit zone to the east.
RG 04-69 (RC)	6.00	20.00	14.00	0.40	85%
	198.00	244.00	46.00	0.26	88%
Significance	Highly leachable mineralization down-dropped in 200m step-out hole to northwest.
RG 04-70 (RC)	70.00	305.00	235.00	0.34	54%
incl.	70.00	208.00	138.00	0.45	63%
	70.00	158.00	88.00	0.57	66%
Significance	Continuous thick intercepts of leachable copper in 200m step out to the south. Furthest step out hole drilled to the south to date.
RG 04-71 (RC)	44.00	122.00	78.00	0.29	83%
incl.	44.00	78.00	34.00	0.37	90%
	212.00	274.00	62.00	0.34	77%
Significance	Highly leachable, near surface and down-dropped copper mineralization in 200m step-out to northwest
RG 04-72 (RC)	60.00	170.00	110.00	0.33	76%
Significance	Thick intersection of leachable copper mineralization in 200m step out to the southwest.
RG 04-73 (RC)	198.00	250.00	52.00	0.25	75%
Significance	Continuous zone of down-dropped copper mineralization in 200m step-out hole to the northwest.

1 Leachability refers to the dissolution of copper into solution either through the use of sulfuric acid (oxide mineralization) or sodium cyanide (secondary sulfide mineralization).

RG 04-74 (RC)	80.00	284.00	204.00	0.33	67%
incl.	254.00	284.00	30.00	0.63	46%
Significance	Thick intersection of leachable copper mineralization in 200m step out to the south. Bottom of hole ended in 18m of 0.8% copper.
RG 04-80 (RC)	0.00	284.00	284.00	No significant values
Significance	200m step out hole to the south in the eastern portion of the deposit.
RG 04-85 (RC)	88.00	264.00	176.00	0.54	pending
incl.	88.00	208.00	120.00	0.61	pending
Significance	Continuous near surface intercepts of copper mineralization in step out hole to the south.

Anthony Floyd, P.Geo., is the Qualified Person as defined by National Instrument 43-101 for the Regalito Project. Patricio Valenzuela, a Chilean geologist with over 24 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Lumina's secure facility located at the project.  The drill cores are mechanically split on site and samples are transported to the Activation Laboratories Limitada facility in La Serena, Chile (Actlabs Chile) for sample preparation and analysis. Total copper content is determined by three-acid digestion and atomic absorption analysis.  Sequential copper content is determined by digestion in two steps: 1) with a 5% sulphuric acid cold solution, and 2) a 10% sodium cyanide digestion of the residue of step 1.  Solutions from each step are analyzed by atomic absorption.  The sum of these two analyses is an indicator of the leachable copper content of the sample.  Lumina inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Santiago, Chile.

Item 6.            Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.            Omitted Information

N/A.

Item 8.            Senior Officers

ROBERT PIROOZ

Vice President                   Telephone: (604) 687-0333

Item 9.            Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 20th day of October, 2004.

LUMINA COPPER CORP.

Per:

"Robert Pirooz"

_______________________________

Robert Pirooz,

Vice President

NEWS RELEASE
TSX-V: LUM
"OCTOBER 20 - 2004"	NR:04-20

LUMINA REPORTS INTERCEPT OF 118 m @ 1% COPPER AS PART OF CONTINUED EXPANSION OF COPPER MINERALIZATION AT REGALITO

Vancouver, British Columbia - Lumina Copper Corp announces that it has received excellent drill results that continue to significantly expand the zone of copper mineralization at the Company's Regalito copper project in Central Chile.  New results from the program comprise 20 reverse circulation ("RC") and 6 core ("DD") holes and are shown in the attached table.

The highlights of the current results include RG 04-62 that returned 252 meters grading 0.64% copper of which 85% was leachable, including 118 meters grading 1% copper of which 87% was leachable; and hole RG 04-68 that returned 348 meters grading 0.48% copper of which 87% was leachable, including 122 meters grading 0.70% copper of which 93% is leachable.

Tony Floyd, President said, "This drilling program has delineated significant, continuous intercepts of leachable copper mineralization over an area of 1.2 kilometers long by 1.2 kilometers wide.  These current results strongly support our belief that we have discovered a major, leachable copper deposit in the most important copper mining country in the world."

The results have extended the zone of mineralization to the southwest, south and southeast and further confirmed the existence of a higher-grade near surface zone of mineralization that will form the basis of a large starter pit. Six step-out holes to the north of the topographic ridge confirm that highly leachable copper mineralization occurs near surface but is generally deeper and less continuous along this margin of the deposit.

The attached map and table show the location of the holes drilled to date by Lumina and the latest drill results (the locations of the 26 drill holes, for which these results are being released, are highlighted on the map).

The current phase of the drilling program comprising approximately 30,000 meters of drilling in 112 RC and DD holes will be completed by the end of the month.  An updated mineral resource calculation has been initiated and metallurgical test work continues to advance with a column leach test program underway.  Vector Engineering, with extensive experience in leaching operations, is completing preliminary layouts of mine and plant facilities.

A technical report, prepared by AMEC on December 12, 2003, provides an Independent Qualified Person's Review of the previous exploration work and mineral resource estimates carried out on Regalito.  This report can be viewed both on Lumina's website at www.luminacopper.com and on SEDAR at www.sedar.com.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

Drill Hole	From	To	Length	Cu	Leachability[1]
	metres	metres	Metres	%
RG 04-27 (DD)	88.00	354.00	266.00	0.26	63%
Significance	Thick intersections of leachable copper.
RG 04-43 (DD)	246.00	262.00	16.00	0.32	94%
Significance	Highly leachable mineralzation down-dropped in 100m step out hole to the northwest.
RG 04-45 (DD)	0.00	270.00	270.00	No significant values
RG 04-46 (DD)	110.00	430.00	320.00	0.39	32%
incl.	110.00	278.00	168.00	0.46	31%
Significance	Thick intersection of mineralization in 200m step out hole to the southeast.
RG 04-47 (RC)	38.00	252.00	214.00	0.28	81%
Significance	Thick intersections of leachable copper in the western part of the deposit.
RG 04-52 (RC)	90.00	168.00	78.00	0.32	93%
Significance	Intersection of highly leachable copper in the western part of the deposit.
RG 04-53 (DD)	106.00	260.00	154.00	0.26	89%
Significance	Thick intersections of leachable copper in the western part of the deposit.
RG 04-54 (RC)	8.00	162.00	154.00	0.47	90%
Significance	Continuous thick intercepts of near surface leachable copper in central part of the deposit.
RG 04-55 (RC)	2.00	80.00	78.00	0.54	93%
Significance	Intersection of near surface leachable copper in central part of the deposit. Hole abandoned due to groundwater in the hole.
RG 04-57 (DD)	142.00	482.00	340.00	0.45	70%
incl.	160.00	200.00	40.00	0.64	92%
	382.00	482.00	100.00	0.64	52%
	432.00	482.00	50.00	0.86	43%
Significance	Continuous thick intersection of copper mineralization in 200m step out to the southeast.
RG 04-60 (RC)	154.00	462.00	308.00	0.43	pending
incl.	254.00	438.00	184.00	0.54	pending
Significance	Continuous thick intersection of copper mineralization in the eastern part of the deposit.
RG 04-62 (RC)	112.00	364.00	252.00	0.65	85%
	212.00	330.00	118.00	1.00	87%
Significance	Continuous thick intersection of higher grade, leachable copper mineralization in the eastern part of the deposit, expanding the higher grade central zone.
RG 04-63 (RC)	76.00	210.00	134.00	0.39	57%
incl.	170.00	210.00	40.00	0.57	68%
Significance	Continuous thick intersection of copper mineralization in 200m step out to the south.
RG 04-65 (RC)	4.00	280.00	276.00	0.44	92%
incl.	4.00	136.00	132.00	0.59	98%
Significance	Continuous thick intercepts of near surface leachable copper in the central part of the deposit, expanding the starter pit zone to the west.
RG 04-66 (RC)	6.00	290.00	284.00	0.45	89%
incl.	6.00	162.00	156.00	0.61	94%
Significance	Continuous thick intercepts of near surface leachable copper in central part of the deposit.
RG 04-67 (RC)	62.00	202.00	140.00	0.33	97%
Significance	Thick intersection of highly leachable copper mineralization in 100m step out to the west.
RG 04-68 (RC)	16.00	364.00	348.00	0.48	87%
incl.	16.00	138.00	122.00	0.70	93%
Significance	Continuous thick intercepts of near surface leachable copper in the central part of the deposit, expanding the starter pit zone to the east.
RG 04-69 (RC)	6.00	20.00	14.00	0.40	85%
	198.00	244.00	46.00	0.26	88%
Significance	Highly leachable mineralization down-dropped in 200m step-out hole to northwest.
RG 04-70 (RC)	70.00	305.00	235.00	0.34	54%
incl.	70.00	208.00	138.00	0.45	63%
	70.00	158.00	88.00	0.57	66%
Significance	Continuous thick intercepts of leachable copper in 200m step out to the south. Furthest step out hole drilled to the south to date.

1 Leachability refers to the dissolution of copper into solution either through the use of sulfuric acid (oxide mineralization) or sodium cyanide (secondary sulfide mineralization).

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

AMEX / TSX: LCC

RG 04-71 (RC)	44.00	122.00	78.00	0.29	83%
incl.	44.00	78.00	34.00	0.37	90%
	212.00	274.00	62.00	0.34	77%
Significance	Highly leachable, near surface and down-dropped copper mineralization in 200m step-out to northwest
RG 04-72 (RC)	60.00	170.00	110.00	0.33	76%
Significance	Thick intersection of leachable copper mineralization in 200m step out to the southwest.
RG 04-73 (RC)	198.00	250.00	52.00	0.25	75%
Significance	Continuous zone of down-dropped copper mineralization in 200m step-out hole to the northwest.
RG 04-74 (RC)	80.00	284.00	204.00	0.33	67%
incl.	254.00	284.00	30.00	0.63	46%
Significance	Thick intersection of leachable copper mineralization in 200m step out to the south. Bottom of hole ended in 18m of 0.8% copper.
RG 04-80 (RC)	0.00	284.00	284.00	No significant values
Significance	200m step out hole to the south in the eastern portion of the deposit.
RG 04-85 (RC)	88.00	264.00	176.00	0.54	pending
incl.	88.00	208.00	120.00	0.61	pending
Significance	Continuous near surface intercepts of copper mineralization in step out hole to the south.

Anthony Floyd, P.Geo., is the Qualified Person as defined by National Instrument 43-101 for the Regalito Project. Patricio Valenzuela, a Chilean geologist with over 24 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Lumina's secure facility located at the project.  The drill cores are mechanically split on site and samples are transported to the Activation Laboratories Limitada facility in La Serena, Chile (Actlabs Chile) for sample preparation and analysis. Total copper content is determined by three-acid digestion and atomic absorption analysis.  Sequential copper content is determined by digestion in two steps: 1) with a 5% sulphuric acid cold solution, and 2) a 10% sodium cyanide digestion of the residue of step 1.  Solutions from each step are analyzed by atomic absorption.  The sum of these two analyses is an indicator of the leachable copper content of the sample.  Lumina inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Santiago, Chile.

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1

1 CAUTION REGARDING FORWARD LOOKING STATEMENTS:

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled "Risk Factors" in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

AMEX / TSX: LCC

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041